UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CYANOTECH CORPORATION (the “Company”)
Full Name of Registrant

Former Name if Applicable

73-4460 Queen Kaahumanu Highway, Suite 102
Address of Principal Executive Office (Street and Number)

Kailua-Kona, HI 96740
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the Form 10-Q for the quarter ending June 30, 2007 within the prescribed period for the following reasons:

•      Cyanotech Corporation has not yet filed its Form 10-K for the period ended March 31, 2007 because of accounting issues concerning valuation of fixed assets. These issues may be resolved this week and the Form 10-K filed promptly thereafter. The Company can then, in reasonably short order, complete changes in 1st Quarter fiscal year 2008 figures occasioned by the final changes in Form 10-K. The Company will then be able to file Form 10-Q for the period ended June 30, 2007 subject to any unforeseen events in the Company’s preparation, or its independent registered public accountant’s review, of Form 10-Q.

•      The events discussed above, coupled with the delay until early July 2007 in the hiring of the Company’s new Controller of Inventory and Cost Accounting, resulted in delays closing the Company’s books and dealing with relevant audit and disclosure matters with respect to the Company’s Form 10-Q for the quarter ended June 30, 2007.

These matters could not be resolved by the required filing date without unreasonable effort and expense.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William R. Maris	(808)	326-1353
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	See Part III above re. FY 2007 Form 10-K		☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	See Note to Part IV (3) Below		☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year which will be reflected by the earnings statement to be included in Cyanotech Corporation’s Form 10-Q for the year ended June 30, 2007.

Cyanotech Corporation does not expect its results of operations for the period ended June 30, 2007 to be significantly different than results reported for the corresponding period for the comparable fiscal quarter ended June 30, 2006. However, as of the date of this filing the Company’s Form 10-K for the fiscal year ended March 31, 2007 is still being reviewed by the Company and its independent registered public accountants. Such review, as well as other unforeseen events, could cause the answer to Part IV(3) to change. However, at the time of this filing the Company does not expect such change, nor can it reasonably predict such change or the magnitude or direction of such change.

CYANOTECH CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2007	By	/s/ William R. Maris
William R. Maris
Vice President of Finance and Administration,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).